NORTHERN ABITIBI MINING CORP.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

08005877

FILE No. 82-4749

SEC Mail Processing Section
NOV 14 2008
Washington, DC
101

October 20, 2008

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated October 20, 2008

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

PROCESSED
NOV 19 2008
THOMSON REUTERS

for D. MacAulay
Barb O'Neill

11/17

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE **OCTOBER 20, 2008**

News Release: **08-14** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DRILL HOLES 1 TO 5 ARE COMPLETE AT THE VIKING GOLD PROPERTY IN NEWFOUNDLAND, VISIBLE GOLD HAS BEEN IDENTIFIED IN 4 OF THE 5 HOLES

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide this update on the ongoing drill program at the Viking gold Property in Newfoundland. Drilling is progressing on schedule, and to date 5 holes of a planned 10 hole drill program have been completed.

Holes 1 to 5 are all closely spaced holes which tested a high grade quartz-sulfide vein that returned 308 g/t gold over 0.75 meters at surface in Trench 9. This vein has been termed the Thor Vein, and drilling to date is showing the vein system is continuous to depth and along strike. Holes 1 to 5 have all intersected zones of quartz veining and strong alteration, and visible gold has been identified in core from holes 1, 2, 3, and 4.

The Thor Vein system generally consists of a zone 3 to 8 meters in width, hosting numerous individual quartz sulfide veins ranging from 0.3 to 1.8 meters wide, with wallrock between veins containing abundant smaller quartz veins. The Thor Vein system, which remains open in all directions, has now been tested for 30 meters down dip and 10 meters along strike in order to verify grade continuity from surface trenching work. Holes 1 and 2 have been processed and samples have been sent to the lab for assay. Results are expected in 3 to 4 weeks. The remaining holes are in the process of being logged and sampled and will be sent for assay shortly.

The drill has now been moved to test the zone of surface mineralization identified in Trenches 1 and 7. This area contains high grade mineralization in bedrock including 79.5 g/t gold over 0.5 meters, and 35 g/t gold over 1 meter, as well as quartz boulders with grades up to 314.1 g/t gold.

The company is very pleased with the ongoing drill program which is confirming that zones of quartz veining discovered at surface extend to depth and along strike. The identification of free gold in several of the drill holes suggests that the high grade gold mineralization identified at surface could be continuous at depth.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Viking project is available on our website (www.naminco.ca).

The drill program is being supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE | **OCTOBER 20, 2008**

News Release: **08-14** | Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DRILL HOLES 1 TO 5 ARE COMPLETE AT THE VIKING GOLD PROPERTY IN NEWFOUNDLAND, VISIBLE GOLD HAS BEEN IDENTIFIED IN 4 OF THE 5 HOLES

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide this update on the ongoing drill program at the Viking gold Property in Newfoundland. Drilling is progressing on schedule, and to date 5 holes of a planned 10 hole drill program have been completed.

Holes 1 to 5 are all closely spaced holes which tested a high grade quartz-sulfide vein that returned 308 g/t gold over 0.75 meters at surface in Trench 9. This vein has been termed the Thor Vein, and drilling to date is showing the vein system is continuous to depth and along strike. Holes 1 to 5 have all intersected zones of quartz veining and strong alteration, and visible gold has been identified in core from holes 1, 2, 3, and 4.

The Thor Vein system generally consists of a zone 3 to 8 meters in width, hosting numerous individual quartz sulfide veins ranging from 0.3 to 1.8 meters wide, with wallrock between veins containing abundant smaller quartz veins. The Thor Vein system, which remains open in all directions, has now been tested for 30 meters down dip and 10 meters along strike in order to verify grade continuity from surface trenching work. Holes 1 and 2 have been processed and samples have been sent to the lab for assay. Results are expected in 3 to 4 weeks. The remaining holes are in the process of being logged and sampled and will be sent for assay shortly.

The drill has now been moved to test the zone of surface mineralization identified in Trenches 1 and 7. This area contains high grade mineralization in bedrock including 79.5 g/t gold over 0.5 meters, and 35 g/t gold over 1 meter, as well as quartz boulders with grades up to 314.1 g/t gold.

The company is very pleased with the ongoing drill program which is confirming that zones of quartz veining discovered at surface extend to depth and along strike. The identification of free gold in several of the drill holes suggests that the high grade gold mineralization identified at surface could be continuous at depth.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Viking project is available on our website (www.naminco.ca).

The drill program is being supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE **OCTOBER 20, 2008**

News Release: **08-14** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DRILL HOLES 1 TO 5 ARE COMPLETE AT THE VIKING GOLD PROPERTY IN NEWFOUNDLAND, VISIBLE GOLD HAS BEEN IDENTIFIED IN 4 OF THE 5 HOLES

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide this update on the ongoing drill program at the Viking gold Property in Newfoundland. Drilling is progressing on schedule, and to date 5 holes of a planned 10 hole drill program have been completed.

Holes 1 to 5 are all closely spaced holes which tested a high grade quartz-sulfide vein that returned 308 g/t gold over 0.75 meters at surface in Trench 9. This vein has been termed the Thor Vein, and drilling to date is showing the vein system is continuous to depth and along strike. Holes 1 to 5 have all intersected zones of quartz veining and strong alteration, and visible gold has been identified in core from holes 1, 2, 3, and 4.

The Thor Vein system generally consists of a zone 3 to 8 meters in width, hosting numerous individual quartz sulfide veins ranging from 0.3 to 1.8 meters wide, with wallrock between veins containing abundant smaller quartz veins. The Thor Vein system, which remains open in all directions, has now been tested for 30 meters down dip and 10 meters along strike in order to verify grade continuity from surface trenching work. Holes 1 and 2 have been processed and samples have been sent to the lab for assay. Results are expected in 3 to 4 weeks. The remaining holes are in the process of being logged and sampled and will be sent for assay shortly.

The drill has now been moved to test the zone of surface mineralization identified in Trenches 1 and 7. This area contains high grade mineralization in bedrock including 79.5 g/t gold over 0.5 meters, and 35 g/t gold over 1 meter, as well as quartz boulders with grades up to 314.1 g/t gold.

The company is very pleased with the ongoing drill program which is confirming that zones of quartz veining discovered at surface extend to depth and along strike. The identification of free gold in several of the drill holes suggests that the high grade gold mineralization identified at surface could be continuous at depth.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Viking project is available on our website (www.naminco.ca).

The drill program is being supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

END

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.